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                                                                     Exhibit 2.3

                                 AMENDMENT #2
                           TO AGREEMENT FOR PURCHASE
                              AND SALE OF ASSETS

          This Amendment #2 (the "Amendment") to the Agreement for Purchase and Sale of Assets (the "Purchase Agreement") entered into as of March 9, 2000 and amended on March 29, 2000, by and among Tier Technologies, Inc., a California corporation ("Tier"), The SCA Group, Inc., an Illinois corporation ("SCA") and George R. Stout, is entered into as of March 30, 2000 (the "Amendment Date").

                                   Recitals

          Whereas, pursuant to the terms of the Purchase Agreement, Tier has agreed to purchase certain assets from SCA;

          Whereas, subsequent to the execution of the Purchase Agreement, the parties have negotiated an allocation of the responsibility of providing continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"), resulting from the Acquisition;

          Whereas, Tier desires to accept responsibility for providing COBRA continuation coverage to certain employees and the parties have agreed to reduce the Closing Payment by $25,000 in exchange for the assumption by Tier of this liability;

          Whereas, SCA desires to accept responsibility for providing COBRA continuation coverage to certain other individuals; provided however, that in the event that Tier, as the successor to the business of SCA, is deemed to be responsible for providing COBRA continuation coverage to such individuals and such individuals do not waive their right to COBRA continuation coverage, the parties desire to have the Post-Closing Payment reduced;

          Whereas, the parties desire to reduce the Post-Closing Payment by any shortfall in the March 2000 Projections and any shortfall in aggregate EBT (excluding the corporate overhead allocation) for the months of April and May;

          Whereas, the parties desire to clarify their respective obligations with respect to the rollover of Seller's employees' 401(k) accounts.


                                   Agreement

          Now, Therefore, in consideration of the benefits described in the Recitals hereto and the mutual promises hereinafter set forth, the parties hereto agree as follows:

1. Except as otherwise defined herein, capitalized terms used but not defined herein shall have the respective meanings given to them in the Purchase Agreement.

2. Section 2.4(a) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

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          "(a) Four Million Five Hundred Eighty-One Thousand Dollars
          ($4,581,000), subject to adjustment for each of the following that apply: (i) in the event that the Business does not have a Fixed Asset Value of at least Two Hundred Fifty Thousand Dollars ($250,000) as of the Closing Date, then the amount payable to Seller shall be reduced by an amount equal to Two Hundred Fifty Thousand Dollars ($250,000) less the Fixed Asset Value; and (ii) the amount payable to Seller shall be adjusted by the Receivables Adjustment (as defined below) and any Vacation Adjustment (such adjusted amount referred to herein as the "Closing Payment"). On the Closing Date, Purchaser shall pay the Closing Payment in Immediately Available Funds (i) first, to deposit with the Escrow Agent One Hundred Thirty Five Thousand Dollars ($135,000) of the Closing Payment, and (ii) second, to pay the remainder of the Closing Payment.

                    (i) Prior to the Closing Date, Seller and
          Purchaser shall review the Work in Progress and Deferred Revenue for each Client Contract as of the Effective Date and shall negotiate in good faith a mutually acceptable adjustment to the payment set forth above based on GAAP (the "Receivables Adjustment"). In addition, Seller and Purchaser shall agree upon the requirements for completion of Work in Progress as of the Effective Date for each Client Contract.

                    (ii) Prior to the Closing Date, Seller and
          Purchaser shall agree upon an allocation of accrued vacation as of the Effective Date for Transferring Employees between Seller and Purchaser. To the extent that Purchaser assumes accrued vacation for Transferring Employees, there shall be a reduction to the amount payable to Seller above by such assumed amount (the "Vacation Adjustment")."

3. Section 2.4(b) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

          "(a) Four Million Nine Hundred Fifty Thousand Dollars ($4,950,000), subject to adjustment for each of the following that apply: (i) in the event that the pro forma projections for March 2000, as set forth on Schedule 3.4(b), are not met, then the amount payable to Seller shall be reduced by an amount equal to Two Hundred Twenty Four Thousand Five Hundred Twenty Dollars ($224,520) less the actual operating income for March 2000; (ii) in the event that the actual aggregate EBT excluding the corporate overhead allocation for the months of April and May is less than Six Hundred Seventy Two Thousand Dollars ($672,000) then the amount payable to Seller shall be reduced by that shortfall; and

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          (iii) in the event that Purchaser incurs any obligation
          under COBRA (as defined in Section 10.11) to provide continuation coverage to any Seller Cobra Individual (as defined in Section 10.11), the amount payable to Seller shall be reduced by the COBRA Adjustment, as set forth in
          Section 10.11 (such adjusted amount referred to herein as the "Post-Closing Payment"), payable on the date that is one hundred twenty (120) days following the Closing. On the date that is one hundred twenty (120) days following the Closing Date, Purchaser shall pay the Post-Closing Payment in Immediately Available Funds (i) first to deposit with the Escrow Agent One Hundred Thirty Five Thousand Dollars ($135,000) of the Post-Closing Payment (this $135,000 deposit, together with the cash deposited with the Escrow Agent at the time of Closing is referred to herein as the "Escrow Cash"), and (ii) to pay the remainder of the Post-Closing Payment to the Seller. Escrow Agent shall hold the Escrow Cash in an interest-bearing escrow account and shall disburse funds therefrom in accordance with the Escrow Agreement. Seller acknowledges that its legal and beneficial interests in the Escrow Cash are subject to the terms of this Agreement and the Escrow Agreement.

4. Section 6.4 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

          "6.4 Rollover Employees' 401(k) Accounts. Purchaser shall coordinate with Seller and use its best efforts to rollover the 401(k) accounts of the Transferring Employees to a plan of Purchaser as soon as reasonably practicable after Seller obtains a determination letter from the Internal Revenue Service that states that, upon plan termination, the Seller's 401(k) plan is a qualified plan under Code Section 401 and the trust is qualified under Code Section 501."

5.   A new section 10.11 is hereby added to the Purchase Agreement as follows:

          "10.11 COBRA Responsibility. Purchaser agrees to provide continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and as described in Code Section 4980B for the individuals listed on Schedule 10.11(a) hereto and for any qualified beneficiaries (as defined in Code Section 4980B(g)(1)) and any M&A qualified beneficiaries (as defined in Proposed Treasury Regulation
          Section 54.4980B-9, Q&A - 4) with respect to the individuals listed on Schedule 10.11(a). Seller agrees to provide COBRA continuation coverage for any employees of Seller that are not transferring Employees and are not listed on Schedule 10.11(a) and for any qualified beneficiaries (as defined above) and any M&A qualified beneficiaries (as defined above) with respect to such individuals

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          (the "Seller Cobra Individuals"); provided, however, that if and to the extent that Seller is unable to provide COBRA continuation coverage for any of the Seller Cobra
          Individuals and any such Seller Cobra Individual does not waive of COBRA continuation coverage within the COBRA election period, as defined in Code Section 4980B(f)(5), then the Post-Closing Payment shall be reduced by fifteen thousand dollars ($15,000) for each such Seller Cobra Individual (with the exception of Patricia Strang, for whom the reduction to the Post-Closing Payment, if applicable, shall be fifty thousand dollars ($50,000)). (The aggregate reduction amount shall be referred to as the "COBRA Adjustment"). For these purposes, the revocation of a waiver shall be treated as if the individual did not waive COBRA continuation coverage. In the event that the COBRA election period expires beyond the date on which the Post-Closing Payment is due and payable, Purchaser shall have the right to collect the COBRA Adjustment directly from Seller or offset such amount against any future payment payable to Seller."

6.   A new section 10.12 is hereby added to the Purchase Agreement as follows:

          "10.12 Preparation of Financial Statements. Within thirty-five (35) days following the Closing Date, Seller shall prepare at its own expense and deliver to Purchaser reviewed financial statements, which shall include a balance sheet of Seller as of December 31, 1999 and the related statements of income and cash flows for the year then ended, including any supporting schedules and working papers. Within twenty-one
          (21) days following the Closing Date, Seller shall prepare and deliver to Purchaser quarterly pro forma financial information for the quarter ended March 31, 1999 and within sixty (60) days following such date, Seller shall prepare and deliver to Purchaser quarterly pro forma financial information for the remaining quarters of 1999. Purchaser will pay up to $5,000 per quarter for the costs incurred in connection with the preparation of such quarterly pro forma financial information and Seller will pay any costs incurred in excess of $5,000 per quarter. Purchaser and Seller will coordinate to prepare and have audited financial statements of Seller for the periods required pursuant to Form 8-K and Regulation S-X. The costs incurred in connection with the preparation and audit of such financial statements (including the costs of services performed and expenses incurred by Purchaser's independent auditors and by any other certified public accountant needed to prepare and audit such financial statements) shall be paid as follows:
          (i) Purchaser shall pay the first twenty-five thousand dollars ($25,000) incurred; (ii) Seller shall pay the next twenty-five thousand dollars ($25,000) incurred; and (iii) any costs incurred in excess of $50,000 shall be

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          paid on a 50/50 basis by Purchaser and Seller. Seller shall pay to Purchaser all amounts owing under this Section 10.12 within ten (10) days of receiving from Purchaser written notice of the amounts due."

7. Except as set forth in Sections 2, 3, 4, 5 and 6 above, all terms and conditions of the Purchase Agreement shall remain in full force and effect.

8. This Amendment shall be governed by and construed in accordance with the laws of the State of California.

9. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


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     In Witness Whereof, the parties have executed this Amendment on the day and year first written above.

                                   Tier Technologies, Inc.



                                   By:
                                       ______________________________



                                   The SCA Group, Inc.



                                   By:
                                       ______________________________




                                       ------------------------------
                                               George R. Stout

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                               SCHEDULE 10.11(A)

J. Michael Fairfax
Ray Matelan
Anis Satti
Phillip Spencer
Michael Brennan
Christopher Dervan
Daniel Fischer
Gene Hare
David Krol
Arlen Kumpula
Terry Lane
Thomas Schrieber
John Sforza
David Trotter

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